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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ross, Sinclaire & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Walnut Street, Suite 600

(No. and Street)

Cincinnati	OH	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl Spisak 513.762.3685

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer Hackett & Co

(Name – *if individual, state last, first, middle name*)

1 East Fourth Street, Suite 1200	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Nelson Taul, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to Ross, Sinclaire & Associates, LLC (the "Company") as of and for the year ended December, 31, 2018, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Partner

Title

Notary Public

NOTARY PUBLIC STATE OF OHIO

MARY C. NEALE
Notary Public, State of Ohio
My Commission Expires
November 27, 2020

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations.
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSS, SINCLAIRE & ASSOCIATES, LLC

CONTENTS
DECEMBER 31, 2018

CLARK SCHAEFER HACKETT
CPAS & ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212 | cshco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Ross, Sinclaire & Associates, LLC
Cincinnati, Ohio

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ross, Sinclaire & Associates, LLC as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ross, Sinclaire & Associates, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ross, Sinclaire & Associates, LLC's management. Our responsibility is to express an opinion on Ross, Sinclaire & Associates, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ross, Sinclaire & Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Clark, Schaefer, Hackett & Co.

We have served as Ross, Sinclaire & Associates, LLC's auditor since 2014.

Cincinnati, Ohio
February 28, 2019

SEC Mail Processing
MAR 01 2019
Washington, DC

ROSS, SINCLAIRE & ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS		
CASH	$	228,448
DEPOSITS WITH CLEARING BROKER AND OTHERS		102,028
NOTES RECEIVABLE - Net of allowance of $300,000		289,744
RECEIVABLE FROM RELATED PARTIES - Net of allowance of $995,126		649,803
OTHER RECEIVABLE		1,710,276
SECURITIES OWNED AT FAIR VALUE		32,233,337
FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS — Net		86,439
GOODWILL — Net		62,777
OTHER ASSETS		1,221,817
TOTAL ASSETS	$	36,584,669
LIABILITIES AND MEMBERS' EQUITY		
SECURITIES SOLD, NOT YET PURCHASED AT FAIR VALUE	$	1,069,629
PAYABLE TO CLEARING BROKER		26,108,004
NOTES PAYABLE		325,000
ACCOUNTS PAYABLE, ACCRUED EXPENSES, AND OTHER LIABILITIES		3,765,812
TOTAL LIABILITIES		31,268,445
MEMBERS' EQUITY:		
Additional paid-in capital		6,618,259
Notes receivable from members		(1,302,035)
Total members' equity		5,316,224
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	36,584,669

See notes to financial statement.

1. CORPORATE STRUCTURE

Ross, Sinclaire & Associates, LLC (the "Company") is a broker-dealer registered with the U.S. Securities & Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company clears all transactions on a fully-disclosed basis through its clearing broker. The Company is an Ohio limited liability corporation (LLC). Ross, Sinclaire & Associates, Inc. (RSAI) owns 89.5% of the Company. Two individual members own the remaining 10.5% of the Company. The Company accepted a note from each of the minority members in exchange for their ownership share.

In its capacity as a broker-dealer, the Company executes principal transactions, agency transactions and performs underwriting, financial advisory, and investment banking services. The Company conducts business with other broker-dealers on behalf of its customers and for its own proprietary accounts. The Company's customers are primarily located throughout the midwestern and southeastern United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statement are presented on the accrual basis of accounting following accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates — The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

Cash — Cash consists of demand deposit accounts with depository institutions that, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk.

Depreciation — Depreciation is provided on a straight-line basis for furniture, equipment, software, and leasehold improvements over the estimated useful lives of the related assets (ranging from 3 to 10 years).

Securities Transactions — Securities owned and securities sold, not yet purchased, are recorded at fair market value on a trade-date basis.

Taxes —Non-income taxes, such as revenue and property taxes, are accrued by the Company and recorded within accounts payable, accrued expenses, and other liabilities in the accompanying Statement of Financial Condition.

The Company also applies the guidance under ASC Topic 740, *Income Taxes* ("ASC 740"). Under these provisions, the Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations is still open (2015 – 2017). ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company does not have a liability for uncertain tax positions as of December 31, 2018.

Receivables and Allowance — The Company has accounts receivable from various sources including officers and employees, which is evaluated for collectability. When such amounts are deemed doubtful, an allowance is recorded.

Recent Accounting Standards Issued Not Yet Adopted — In February 2016, FASB issued ASU 2016-02 which establishes a new accounting model for leases effective January 1, 2019 for public business entities. The Company is currently in the process of developing all the data necessary to apply the amended guidance and evaluate the impact on its financial statement.

3. FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, software, and leasehold improvements at December 31, 2018 consist of the following:

Equipment	$ 459,791
Furniture	395,284
Software	92,652
Leasehold improvements	94,199
Total	1,041,926
Less accumulated depreciation and amortization	(955,487)
Furniture, equipment, software, and leasehold improvements — net	$ 86,439

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-l under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related ratio of net capital to aggregate indebtedness may fluctuate on a daily basis. At December 31, 2018, the Company's net capital of $1,874,103 exceeded its required net capital of $272,423 by $1,601,680. The Company's ratio of aggregate indebtedness to adjusted net capital at December 31, 2018 was 2.1804 to 1, as compared to a maximum allowable ratio of 15 to 1.

The Company has entered into an agreement with its clearing broker that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of an introducing broker (PAIB) and to permit the Company to use its assets held by or on deposit with its clearing broker in its capital computations.

5. RELATED-PARTY TRANSACTIONS

Accrued commissions to brokers totaled $1,147,482 and amounts payable to employees for expense reimbursements totaled $49,152 as of December 31, 2018 and are included in accounts payable, accrued expenses, and other liabilities section of the Statement of Financial Condition.

Receivables from related parties aggregating $1,644,929 were due from the members of the Company, entities owned by the members of the Company, former employees and employees of the

Company, including $433,725 in the form of notes receivable as of December 31, 2018. An allowance for doubtful accounts of $995,126 has been recorded as of December 31, 2018 related to these receivables.

During 2012 the Company issued a $1,000,000 note payable related to the purchase of the membership interest of a minority member. The note payable bears interest at the prime interest rate of the Company's primary bank (4.25% as of December 31, 2018) and has a term of 10 years with annual principal payments totaling $100,000. The note payable balance at December 31, 2018 is $325,000 and is secured by the assets of the Company.

The Company has a note receivable from two of its partners totaling $1,302,035 issued in exchange for their ownership share of the Company, which is reflected in the members' equity section of the Statement of Financial Condition.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company clears all customer transactions through a clearing broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the customer to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company purchases proprietary securities positions ("long positions") in equity and fixed income securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities in the accompanying Statement of Financial Condition. The Company is exposed to market risk on these long positions and short positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recorded in the accompanying Statement of Financial Condition. These securities positions are marked to market daily.

7. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value under generally accepted accounting principles and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 also establishes a fair value hierarchy, which

prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Level 1 securities include exchange-traded equities and mutual funds.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 securities include corporate and municipal bonds and federal agency mortgage backed securities.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Company's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment. The Company did not hold Level 3 securities at December 31, 2018 or during the year then ended.

The assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 are as follows:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal bonds	$ -	$ 26,435,701	$ -	$ 26,435,701
Corporate bonds	-	1,562,640	-	1,562,640
Government bonds	4,172,642	61,653	-	4,234,295
Equities	701	-	-	701
Totals	$ 4,173,343	$ 28,059,994	$ -	$ 32,233,337
Securities sold, not yet purchased:				
Government bonds	$ (1,069,629)	$ -	$ -	$ (1,069,629)

8. GUARANTEES

ASC 460-10, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based

on changes in an underlying event that is related to an asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of December 31, 2018 was $843,977. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

9. COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment and office space under operating lease agreements, including with related parties, which expire at various dates through the fiscal year ending 2022, with rent payable in monthly installments.

Minimum future payments required under the non-cancellable leases are as follows for the years ending December 31st:

2019	$ 970,397
2020	187,129
2021	3,558
2022	2,965
	$ 1,164,049

The Company is involved in various litigation and regulatory matters. While it is impossible to ascertain the ultimate resolution or range of financial liability with respect to these contingent matters, management believes any resulting liability from these other actions would not have a material effect upon the Company's financial position.

On December 14, 2015, the Company entered into an agreement with a not-for-profit entity in conjunction with a bond offering, which requires the Company to provide financial support to assist the not-for-profit with this bond obligation. The Company agreed to make semi-annual payments of $290,000 until December 31, 2020, contingent upon the entity making semi-annual payments of $25,000 and a payment of $1,000,000 due before the bond expires. The proceeds from the 2015 $3,920,000 bond offering were used to pay off the current bond holders from a 2010 bond offering by the not-for-profit entity. As of December 31, 2018, officers of the Company held $1.325 million of the $1.465 million outstanding par value of the bonds.

In the event that the not-for-profit entity does not make its required payment, the Company is not obligated to continue its payments. In addition, the Company has recourse against the not-for-profit entity for any previous payments made. The Company was required to make the 2018 bond payments totaling $580,000. Since the Company cannot estimate the range of loss related to this agreement and based on past experience and the current financial status of the not-for-profit entity, there is uncertainty of the not-for-profit entity making its payments. However, the Company believes that it is probable that the not-for-profit entity will be able to make its next interest payment

and, as a result, a liability was recorded at December 31, 2018 in the amount of $290,000, which is their obligation for the next bond payment. The $290,000 is recorded in the accounts payable, accrued expenses, and other liabilities in the Statement of Financial Condition.

As of December 31, 2018 the Company has a net receivable of $289,744 from this not-for-profit entity related to a previous bond offering where the Company provided financial support. This entire receivable will be forgiven if the not-for-profit makes all the required payments per the agreement discussed above. The Company holds liens on property and equipment on the not-for-profit entity to secure this receivable.

10. EMPLOYEE BENEFIT PLAN

The Company offers a simple IRA retirement plan available to any employee that will be expected to earn at least $5,000 in the coming plan year. Employees can contribute up to 17% each payroll period on a pre-tax basis, subject to Internal Revenue Service annual limitations. The Company match is determined by management each year and it was 3% for year ended December 31, 2018. Funds are fully vested at the time of contribution and the investments are under the control of the employee.

11. SUBSEQUENT EVENTS

We have evaluated subsequent events through February 28, 2019, the date the financial statement were available for issuance, to determine if either recognition or disclosure of significant events or transactions was required.

At December 31, 2018, the Company recorded a receivable of $1,710,276 in relation to a settlement that was received by legal counsel on December 28, 2018. On January 4, 2019, the Company received the settlement proceeds in its entirety from legal counsel.